Amendment to

Distribution Agreement between

JNL Strategic Income Fund LLC

and Jackson National Life Distributors LLC

This Amendment is made by and between JNL Strategic Income Fund LLC, a Delaware limited liability company (“Company”), and Jackson National Life Distributors LLC (“JNLD”), a broker-dealer registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority.

Whereas, the Company and JNLD entered into a Distribution Agreement on October 15, 2012, as amended from time to time (“Agreement”), whereby the Company appointed JNLD as distributor (“Distributor”) of the shares of the separate funds (the “Funds”) set forth on Schedule A of the Agreement.

Whereas, the parties have agreed to amend the following section of the Agreement:

Section 6. “12b-1 Plan.”

Now Therefore, in consideration of the mutual covenants herein contained, the parties hereby agree to amend the Agreement, as follows:

Delete paragraph (b) of Section 6. “12b-1 Plan” in its entirety, and replace it with the following:

(b)          In accordance with the terms of the 12b-1 Plan, JNLD shall provide distribution and related services of the types contemplated under the 12b-1 Plan and reviewed from time to time by the Board of Managers with respect to the Class A Shares of each Fund shown on Schedule A hereto, and may arrange for and compensate others for providing or assisting in providing such services, as described in the 12b-1 Plan.  The Company, on behalf of each Fund that is subject to the 12b-1 Fee as shown on Schedule A, shall reimburse the Distributor for distribution and related service expenses incurred in promoting the sale of the Fund’s Class A Shares at a rate of up to the 12b-1 Fee rate per annum of the average daily net assets attributable to the Class A Shares shown on Schedule A hereto.  Each Fund's Class A Shares shall bear exclusively its own costs of such reimbursements.  Such distribution and related service expenses shall be calculated and accrued daily and paid within forty-five (45) days of the end of each month.  In no event shall such payments exceed JNLD's actual distribution and related service expenses for that fiscal year.

In Witness Whereof, the Company and the Distributor have caused this Amendment to be executed as of December 2, 2016, effective October 1, 2016.

Attest:		JNL Strategic Income Fund LLC

By:	/s/ Kelly L. Crosser	By:	/s/ Kristen K. Leeman
	Kelly L. Crosser	Name:	Kristen K. Leeman
		Title:	Assistant Secretary

Attest:		Jackson National Life Distributors LLC

By:	/s/ Ali Roach	By:	/s/ Alison Reed
	Ali Roach	Name:	Alison Reed
		Title:	EVP JNLD Operations